A4 SYSTEMS
DECISIONS EMPOWERED *by* DATA

PRIVATE AND CONFIDENTIAL

Dated Effective November 1, 2021

HerdWhistle Technologies Inc.

Address

Postal

Telephone

Email

Project Name:	Custom Development & Support
Engagement:	Custom Development & Support
Prepared For:	HerdWhistle Technologies Inc.
Date Prepared:	November 2021

1. A4 Systems Introduction

A4 Systems creates pan-industrial CyberPhysical systems and provides full stack data management software-as-a-service.

All CyberPhysical development uses the following process:

1. Pretotype
2. Prototype
3. Pilot
4. Production

All CyberPhysical systems are comprised of three tech stacks:

1. Hardware
2. Software
3. Data

All manufacturing development uses the following process:

1. Reproducibility
2. Recommendation
3. Reference-Line
4. Reproduction

All data management pipelines are comprised of the following components::

1. Acquisition
2. Aggregation
3. Analysis
4. Action

SQC
SYSTEMS QUALITY CONTROL


A
1. Acquisition
Clean, accurate data is collected from sensors and system integrations
A
2. Aggregation
Data is transferred to a software interface where it is converted into useful formats
A
3. Analysis
Artificial intelligence analyzes the data to uncover operational metrics and insights
A
4. Action
Users are presented with valuable data driven decisions and automated machine actions

A4 Systems approach to all projects is to solve significant industry problems with a systemic and reproducible solution. First, A4 addresses the client's perspective in four ways; Revenue, Expense, Asset, and Liability (REAL), and designs the project to aid in one or more of those areas. Each solution that is developed provides full stack data management, or in other words, a chain of value that focuses on acquiring, aggregating, analyzing and turning data into actionable insights for the client. Each project often has a hardware component to acquire and aggregate data as cost effectively as possible, while A4's main software engine, SQC, runs advanced analysis in order to produce actionable outputs for the user.

All issues are tracked via our support ticket system.

- *All issues can be submitted via email at support@a4.systems*

Some issues escalate in difficulty and may require a field decision from the Client Liaison to keep development/implementation moving quickly. Issues that are not resolved quickly, and/or issues that appear to have no clear resolution may be escalated to a BLOCK status. BLOCKs are selected for a recommendations decision; meaning if something needs to get done and it can not clearly be resolved; the issue will be on the agenda for the next steering committee meeting.

A formal recommendation will be prepared for the steering committee explaining why the issue has escalated to BLOCK. If issues go to a BLOCK status, and the steering committee can not or will not produce a decision in a timely manner, the duty falls to the Project Director to make the decision to move the project forward as quickly and responsibly as possible given the information available at the time.

***NOTE - Hindsight is always 20/20, but budgets and timelines are not.

2. A4Systems Scope of Services

A4 Systems creates pan-industrial CyberPhysical systems and provides full stack data management software-as-a-service.

- All CyberPhysical systems are comprised of 3 tech stacks, hardware, software and data
- Hardware - A4 designs, builds, procures, manufactures and iterates all hardware required
- Software - A4 designs, codes, tests, builds, manages and iterates all software required
- Data - A4 designs all data pipelines for maximum data value, incorporating all facets of algorithmic analysis, data science and data engineering.
- A4 creates all CyberPhysical systems to yield monthly recurring revenues in perpetuity

Project Management

A4Systems assigns a project manager to each project initiative to facilitate all communication. A4Systems also operates a project ticket system to document all communications reviewed by the project manager. A4Systems project support and customer care communications are received via email support@A4.Systems for all new requests, topics, issues, questions, etc.... A4 Systems Corporation Customer Care <support@A4.Systems>

Scope Management

A4Systems project manager will provide updated project reporting during each project meeting. Project reporting includes all project ticket progress and project ticket forecasting expectations. A4Systems manages all scope requests via tickets. A4Systems manages all scope changes based on documented tickets. Service Scope is managed by ticket resource allocation as discussed during project meetings. A4 Systems Corporation Customer Care <support@A4.Systems>

Video Meetings

A4Systems conducts all meetings by video conference to facilitate screen sharing and presentation recording. Recordings of video meetings are saved for a minimum of 90 days as reference material.

Custom Software - Custom Modules

All relevant source code is managed via a GIT repository. A4 Systems is not in the business of selling custom software; all CyberPhysical systems are designed with clear demarcation for all software interfaces using Application Programming Interfaces ("API").

3. Project Charter and Engagement Purpose

HerdWhistle Technologies Inc. is an Alberta Corporation with the focus to market, sell and service the HerdWhistle branded CyberPhysical system globally. HerdWhistle.com is the primary corporate information resource, and the primary product description resource.

A4 Systems Corporation is an Alberta Corporation contracted to support and iterate the HerdWhistle tech stack and CyberPhysical system.

All CyberPhysical Systems maintain a core scope focused on the three tech stacks; Data pipelines, Hardware and Software. HerdWhistle Technologies Inc. requires the following support:

- Hardware support and continuous improvement
  - **Problem Statement:** HerdWhistle hardware is designed primarily for cattle feedlots, open to harsh environments and large animals; all HerdWhistle hardware must be easy to install, easy to maintain and decade durable.
  - **Victory Condition:** Create, support, deliver and iterate the most durable hardware inside the cost constraints of HerdWhistle Technologies Inc. and all subsequent end clients across all geographies.

- Software support and continuous improvement
  - **Problem Statement:** All hardware requires low level driver firmware, and driver firmware must be managed by Kernel software. All software requires the ability to be updated remotely, simply and reliably. All software must continue to operate without fail and ensure continuous operation in all conditions, environments and scenarios.
  - **Victory Condition:** Create, support, deliver and iterate mission critical software to guarantee data acquisition, data aggregation and data analysis to produce accretive value for all parties involved in the CyberPhysical system.

- Data pipeline support
  - **Problem Statement:** The lifeblood of a CyberPhysical system is the Data Pipeline; consequently if Data stops flowing the CyberPhysical system ceases to have value. All Data Pipeline elements must continue to operate without fail and ensure continuous operation in all conditions, environments and scenarios.
  - **Victory Condition:** Create, support and maintain flawless high value producing Data Pipelines.

Summary - assist HerdWhistle Technologies Inc. in current system operation and continuous improvement for future iterations of existing system.

4. Period of Engagement

- Engagement Start Date: November 1st, 2021
- Engagement End Date: October 31st, 2026

5. Fee Structure & Payment Instructions

The standard billing rates for A4 Systems are:

Systems Team Lead	CAD 250 / hour
Senior Systems Developer	CAD 225 / hour
Junior Systems Developer	CAD 125 / hour
Business Process Analyst	CAD 175 / hour
Senior Data Analyst	CAD 295 / hour
Junior Data Analyst	CAD 150 / hour
CAD Engineer	CAD 175 / hour
Project Management	CAD 150 / hour
Per Diem	CAD 295 / day
Travel Expenses (Airfare / Vehicles)	CAD Actual + 15%
Systems Integration Technician	CAD 150 / hour

Wire Instructions
for A4 Systems Corporation
Available on Request.

A4 Systems Corporation
Unit 130, 3510 29 St NE
Calgary AB TIY 5W4 Canada

Mailing Addresses

Calgary Office
Unit 130, 3510 29 St NE
Calgary AB TIY 5W4 Canada

Invoicing

- Invoicing / Payments communications to payments@A4.Systems
- e-transfers and notices send to payments@A4.Systems
- Invoices are calculated from the time and materials allocated to this project initiative
- Invoices are sent on a calendar month basis within the first 5 business days of each calendar month
- Invoices are due and payable upon receipt
- All applicable taxes will be applied to comply with governing laws and regulations
- Retainer amounts are applied independently from invoices as Credit Memos
- All projects require a retainer deposit to initiative services
- Failure to pay for services will result in suspension of services
- Business Name: A4 SYSTEMS CORPORATION
- BN : 789156080
- CRA GST Number 789156080 RT0001

6. Terms, Duties and Responsibilities

- **Scope Management** A4Systems shall complete all activities as described, commented and documented in the project documentation and subsequent related tickets. Client has the ability to read, comment and influence the interpretation and understanding of all related tickets. In accordance with such tickets, the final product shall be delivered to the Client.
- **Scope Changes** The Client may request that reasonable changes be made to the Specifications and tasks associated with the implementation of the Specifications. If the Client requests such a change, the change will be documented via the ticket system. A4Systems will use its best efforts to implement the requested change and document all findings, changes, research and recommendations via the ticket system. The Client agrees and acknowledges that scope changes can result in additional expense and time delays.
- **Digital Delivery Issues** If the Software as delivered does not conform with the Specifications, the Client shall within 30 days of the Delivery notify A4Systems in writing of the ways in which the digital delivery does not conform with the Specifications. A4Systems agrees that upon receiving such notice, it shall make reasonable efforts to correct any non-conformity.
- **Digital Delivery Acceptance** The Client shall provide to the Developer written notice of its finding that the Software conforms to the Specifications within 30 days of the Delivery. A4Systems will consider all Digital Deliveries to be Accepted after 30 days if not acknowledgement, or issue is provided in writing.
- **Compliance with the Laws** Each Party represents and warrants that no consent, approval or authorization of or designation, declaration or filing with any governmental authority is required in connection with the valid execution, delivery, and performance of this Agreement. Each Party shall, at its own expense, comply with all laws, regulations and other legal requirements that apply to it and this Agreement, including copyright, privacy and communications decency laws.
- **Currency** All amounts referred to herein or in other documents related to this Agreement shall be Canadian Dollars (CAD) unless otherwise designated.
- **Governing Law** This Agreement and any disputes or claims arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with, the laws of the Province of Alberta. The parties irrevocably agree that the courts of the Province of Alberta have exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this Agreement or its subject matter or formation.
- **Confidentiality** Both parties acknowledge that they may, in the course of the engagement, be exposed to or acquire information that is proprietary or confidential

to the other party. Both parties agree to hold such information in strict confidence, and not to divulge such information except as may be required by law or judicial process, by any persons or bodies responsible for regulating that party's business (including any regulatory or accounting profession supervisory authorities in Canada or elsewhere), as required by a party's internal policies or as the party reasonably determines is necessary to protect its own legitimate interests.

- **Human Resources** Both parties agree that during the provision of the Services, and for a period of one year thereafter, you will not make any offer of employment to any partner, contractor or employee involved in the provision of the Services, without prior written consent.
- **Termination** Both parties may terminate this Agreement if: the other commits any material or persistent breach of its obligations under this Agreement (which, in the case of a breach capable of remedy, shall not have been remedied within 14 days of receipt by the party in breach of a notice identifying the breach and requiring its remedy); or the other becomes insolvent; or the Services are suspended due to non-payment. Termination must be executed by written notice acknowledged by the other party. Termination shall be without prejudice to any rights that may have accrued for either party before termination and all sums due to A4Systems shall become payable in full when termination takes effect.
- **Force Majeure** Neither party will be considered to be in default of this Agreement for failure to perform any of its obligations under this Agreement if the failure results from an act of force majeure. For the purposes of this Agreement, "force majeure" shall mean fire, explosion, riot, civil insurrection, war, flood, Act of God, strike, lockout or other labour disruption, court or government order, curtailment or shutdown of or delays in production as a result of shortages of or failure of suppliers to deliver supplies or raw materials or an unscheduled maintenance disruption or as a result of any other event or occurrence similar or dissimilar to the above listed events that is beyond the reasonable control of the affected party.

7. Project Engagement Approval

To accept this Project Engagement, please indicate by signing in the space designated below.

Agreed at

_______Calgary________ (City),

______Alberta______ (Province / State),

____

(Country)

This __1___ day of____November_____, 2021

Print Corporate Name:

____HerdWhistle Technologies Inc.____

Print Authority Name:

_____Adam Morand_______

_________*"Adam Morand"*________________

Signature

Agreed at __Calgary______ (City),

__Alberta_______ (Province / State),

___Canada___________ (Country)

This ___1______ day of_____November_____, 2021

Print Corporate Name:

_A4 Systems Corporation__

Print Authority Name:

_Adam Morand______

_________*"Adam Morand"*________________

Signature